EXHIBIT 99.3

Proxy

SPECIAL MEETING OF SHAREHOLDERS OF
ELDORADO GOLD CORPORATION (the "Company")
TO BE HELD AT STIKEMAN ELLIOTT LLP
5300 COMMERCE COURT WEST
199 BAY STREET, TORONTO, ONTARIO
ON TUESDAY FEBRUARY 21, 2012
AT 9:00 A.M. (TORONTO TIME)

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, Robert R. Gilmore, Chairman of the Company, or failing him, Dawn Moss,  Vice-President, Administration and Corporate Secretary of the Company, or in the place of the foregoing, _________________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the special meeting (“Meeting”) of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE:  _________________________________________

Please Print Name:  ____________________________________

Date: _______________________________________________

Number of Shares Represented by Proxy:  ___________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolution (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against
1.
To approve the issuance of common shares of the Company in connection with the proposed acquisition of European Goldfields Limited, and the issuance of common shares of the Company issuable upon valid exercise of the replacement stock options, all as more particularly described in the accompanying Information Circular of the Company.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.
This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.
If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)
appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy;

OR

(b)
appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.
The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  If there are amendments or variations to any of the resolutions set out on the Instrument of Proxy, or if there are other items of business that properly come before the meeting, your proxyholder has the authority to vote at his or her discretion.

7.
If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

8.
You may use the internet site at https://proxy.valianttrust.com to transmit your voting instructions. You should have this Instrument of Proxy in hand when you access the web site.  You will be prompted to enter your Control Number, which is located on this Instrument of Proxy. If you vote by internet, your vote must be received not later than 9:00 a.m. (Toronto time) on Friday, February 17, 2012, or 48 hours prior to the time of any adjournment of the Special Meeting.  This website may be used to appoint a proxy holder (the “proxy holder”) to attend and vote on your behalf at Special Meeting and to convey your voting instructions.  Complete proxy instructions are found in the accompanying Information Circular of the Company.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of VALIANT TRUST COMPANY no later than forty-eight (48) hours (excluding Saturdays Sundays and holidays) prior to the time of the Meeting, or of adjournment thereof.

The mailing address of Valiant Trust Company is P.O. Box 6510 Stn. Terminal, Vancouver BC V6B 4B5,

fax number is 604.681.3067, or by Internet voting at https://proxy.valianttrust.com